UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CADUS CORPORATION
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

 127639-10-2(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
Telephone: +44 (0)208 047 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 127639-10-2	SCHEDULE 13D/A	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 127639-10-2	SCHEDULE 13D/A	Page 3 of 8

Item 1.              Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on May 20, 1998 (the “Original Schedule 13D”) with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Cadus Corporation, a Delaware corporation (the “Issuer”), by SmithKline Beecham Limited f/k/a SmithKline Beecham plc (“SKB”), an indirect wholly owned subsidiary of GlaxoSmithKline plc, and GlaxoSmithKline LLC f/k/a SmithKline Beecham Corporation (“GSK LLC”), an indirect wholly-owned subsidiary of GlaxoSmithKline plc.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.  The Issuer’s principal executive offices are located at 767 Fifth Avenue, New York, New York 10153.

Item 2.              Identity and Background.

The response set forth in Item 2 of the Original Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it as set forth below:

This Statement is being filed on behalf of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales. GlaxoSmithKline plc and its subsidiaries constitute a major global healthcare group engaged in the creation, discovery, development, manufacture and marketing of pharmaceutical and consumer healthcare products with its principal offices located at 980 Great West Road, Brentford Middlesex TW8 9GS England.  Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment of each executive officer and director of GlaxoSmithKline plc.  The Common Stock which is the subject of this Statement was held of record by SKB and GSK LLC.

During the last five years prior to the date hereof, neither GlaxoSmithKline plc nor, to the best knowledge of GlaxoSmithKline plc, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

The citizenship of each executive officer and director of GlaxoSmithKline plc is set forth in Schedule 1 to this Statement.

Item 4.              Purpose of Transaction.

The response set forth in Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

On June 14, 2013, each of SKB and GSK LLC sold 330,481 shares of Common Stock (in the aggregate, the “Sold Shares”) to a purchaser for an aggregate purchase price of $892,298.70.

CUSIP No. 127639-10-2	SCHEDULE 13D/A	Page 4 of 8

Item 5.              Interest in Securities of the Issuer.

The response set forth in Item 5 of the Original Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a) – (b) On June 14, 2013, upon the disposition of all of the Sold Shares, GlaxoSmithKline plc ceased to beneficially own any shares of Common Stock.

(c)   Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by GlaxoSmithKline plc.

(d)   Not applicable.

(e)          On June 14, 2013, upon the disposition of all of the Sold Shares, GlaxoSmithKline plc ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

CUSIP No. 127639-10-2	SCHEDULE 13D/A	Page 5 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GLAXOSMITHKLINE PLC

/s/ Victoria A. Whyte
By: Victoria A. Whyte Title: Company Secretary

CUSIP No. 127639-10-2	SCHEDULE 13D/A	Page 6 of 8

SCHEDULE I

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British

Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British

Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chairman Global Research & Development and Vaccines	Moroccan, Belgian & US

Sir Christopher Gent	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Dr. Stephanie Burns	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Stacey Cartwright	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Sir Deryck Maughan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Dr. Daniel Podolsky	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

CUSIP No. 127639-10-2	SCHEDULE 13D/A	Page 7 of 8

Name	Business Address	Principal Occupation or Employment	Citizenship

Tom de Swaan	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch

Sir Robert Wilson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British

Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Jing Ulrich	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

Hans Wijers	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Dutch

Corporate Executive Team

Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British

Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British

Dr. Moncef Slaoui	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director Chairman Global Research & Development and Vaccines	Moroccan, Belgian & US

Simon Bicknell	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Governance, Ethics and Assurance	British

Deirdre Connelly	5 Crescent Drive, Philadelphia, PA 19112	President, North America Pharmaceuticals	US

CUSIP No. 127639-10-2	SCHEDULE 13D/A	Page 8 of 8

Name	Business Address	Principal Occupation or Employment	Citizenship

Abbas Hussain	150 Beach Road 22-00 Gateway West 189720 Singapore	President, Europe & Emerging Markets & Asia Pacific	British

William Louv	Five Moore Drive PO Box 13398 Research Triangle Park North Carolina 27709	Senior Vice President, Core Business Services	US

David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British

Christophe Weber	Avenue Fleming, 20 B-1300 Wavre Belgium	President, Vaccines	French

Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British

Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications	British

Daniel Troy	5 Crescent Drive Philadelphia, PA 19112	Senior Vice President & General Counsel	US

Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Pharmaceuticals R&D	British

Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Consumer Healthcare Worldwide	British

Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Manufacturing & Supply	British